4/28

08002929

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redecard S.A.

*CURRENT ADDRESS Av. Presidente Juscelino Kubitschek 1400, 13th Floor
Vila Nova Conceição -
São Paulo - 04543-000
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

FILE NO. 82- 35204

FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐

G32BR (REINSTATEMENT) ☐

F-14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☒

SUPPL (OTHER) ☐

OICF/BY: MAC

DATE: May 30, 2008

082-35204

AR/S
12-31-07

REPORT OF THE INDEPENDENT AUDITORS

To the Board and Shareholders of
Redecard S.A.
São Paulo - SP

We have examined the balance sheets of Redecard S.A., as at December 31, 2007 and 2006, together with the corresponding Statements of Income, of Changes in Shareholders' Equity and of Changes in Financial Position for the fiscal years ended on those dates, all prepared under the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our examinations in accordance with the auditing standards generally accepted in Brazil. Those standards require: a) that we plan and perform our work taking into consideration the significance of balances, the volume of transactions and the company's accounting and internal control systems; b) that we verify, on a test basis, evidence and records supporting the amounts and accounting information disclosed in the financial statements; and c) that we evaluate the accounting practices used and significant estimates made by the company's management, as well as the overall presentation of the financial statements.

In our opinion, the financial statements referred to in paragraph 1 represent fairly, in all material respects, the equity and financial position of Redecard S.A. as at December 31, 2007 and 2006, the results of its operations, the changes in shareholders' equity and the sources and uses of funds for the fiscal years ended on those dates, in accordance with the accounting principles laid down in Brazilian Corporate Legislation.

January 14, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Ricardo Anhesini Souza
Accountant
CRC 1SP152233/O-6

Giuseppe Masi
Accountant
CRC 1SP176273/O-7

Annual Report 2007

To the Shareholders:

We hereby submit for your appreciation the Management Report, financial statements and corresponding explanatory notes of Redecard S.A., together with the report of the Independent Auditors, relating to the fiscal year ended on December 31, 2007.

ECONOMIC SCENARIO

The news that the level of inflation in 2007 was around one percentage point higher than that of the previous year was not well received by economists and the financial market. However, there does not appear to be any danger, at least in the short term, of a steady increase in 2008.

The inflation indexes were most affected by increases in the prices of food items, and this could lead to some of the pressure being taken off next year, since rising prices tend to stimulate increased production, as was seen this year in the case of sugar cane and alcohol.

In 2007, the country saw an expansion in aggregate demand, due to successive increases in total income and in credit transactions. Despite the latest steps to augment taxation revenues, by raising the IOF (Tax on financial operations) and the CSLL (Social Contribution) levied on the results of financial institutions, the credit volume will remain high and will be a major factor in leveraging consumption.

The currency, which has appreciated against the U.S. dollar by around 18% over the last 12 months, has helped to contain the pressure on industrial costs, on the prices of consumer goods and on the cost of fuels, in spite of the escalating price of oil, by stabilizing the local currency (real - R$) equivalent of the rising dollar prices.

An emerging recession in the United States and continued instability in global financial markets should lead to further interest rate reductions by the FED (Federal Reserve Board, the U.S. central bank), which will inevitably introduce greater flexibility in U.S. monetary policy and generate a gradual return to financial market equilibrium.

Brazil is better prepared to face an economic downturn. With the December trade figures in, exports in 2007 came to a total of US$ 161 billion, while imports amounted to US$ 121 billion, yielding a trade surplus of US$ 40 billion.

Several new export records were set, mainly for commodities such as crude oil, maize, wood pulp, gasoline and orange juice. The biggest increases in imports were seen in the capital goods segment, notably components and spare parts for capital goods, industrial machinery and accessories.

The real income of the working population rose again in 2007, showing an increase of more than 0.5% in the average real income effectively received. A possible distortion in these statistics is that the change could be accounted for by an increase in the formal registration of people in existing jobs.

The ongoing trend of formally registering employees in job positions, allied to the strength of economic activity in 2007, particularly in sectors such as construction, agribusiness and transportation, should continue to sustain Brazilian economic growth, despite the news of a probable downturn in world economic activity, especially in the second half of 2008.

SECTORIAL OVERVIEW

According to preliminary data from ABECS (Brazilian Association of Credit Card & Services Companies), the total number of cards issued, including debit and credit cards and those serving individual stores and whole chains, exceeds 430 million, representing an increase of approximately 12% over the figure at the end of December 2006.

The number of transactions and the total financial volume involved have increased by 19% and 22%, respectively, thereby confirming the growing acceptance of these cards by commercial establishments and service providers, in place of the more traditional means of payment, notably the cheque.

According to the Brazilian Central Bank, the use of cheques as a proportion of all non-cash transactions plummeted from 62.5%, in 1999, to 23.0%, in 2006, whereas the use of cards surged from 16.5% to 46.0% over the same period. Comparing this data with BIS (Bank for International Settlements) statistics, one can see that in no other country has this switch from one form of payment to the other occurred so rapidly. The difference is most notable when comparing with other countries that, like Brazil, until recently showed a pronounced preference for cheques.

Moreover, according to preliminary data from ABECS, the financial volume of payments made with cards in 2007 reached the sum of R$ 311 billion, which, according to Redecard's calculations, would represent a penetration rate of around 20% in relation to total household consumption. This is, nevertheless, still a long way short of the 2005 figures for the U.S.A. (37%) and the U.K. (about 41%).

OVERVIEW OF THE PAYMENT CARD INDUSTRY

The predominant model in the payment card industry in Brazil is the association, under which the brand owners, the accrediting agents and the issuers all have specific rolls to play, while acting in an integrated manner, under the rules laid down by the brand owners. Under this model, the accrediting agents, such as Redecard, hold a license for the use of the brand names belonging to the brand owners and are responsible for the accrediting of commercial establishments, as well as the registering, transmission, processing and financial settlement of transactions performed using those payment cards.

The figure below illustrates how the payment card industry functions in the Brazilian market, under the "Association" system, with its five integral parts:

Brand owners
Issuers
Accrediting Agents
Banks
Redecard
Others
Others
Card Holders
Establishments
The Payment Card Market

10.01 - MANAGEMENT REPORT

The Brazilian market for payment cards has been showing significant growth in recent years. The turnover of the sector in 2007 came to R$ 310.8 billion, according to preliminary data from ABECS, taking into consideration all the transactions carried out using credit, debit and store cards. The greater proportion of this was in transactions using credit cards, which accounted for approximately 58.9% of the total transaction volume in 2007. One should note, also, the growing use of debit cards, which year after year are gaining ground in the industry and attained a market share of approximately 28.3% in 2007.

The figure below shows the ABECS data in regard to the number of cards issued and the financial volume of the transactions (turnover), for the years 2005, 2006 and 2007 / 2000 to 2007:

Market - cards issued and turnover
Million CAGR = 19.5% CAGR = 23.9% R$ Billion
Number of Cards Turnover (*)ABECS estimate

The Network of Accredited Establishments and the Commercial Structure

The Redecard System of accredited establishments can be found in every Brazilian municipality that has the electricity and telecoms infrastructure to support it. The company's commercial structure is split into five regions that between them cover the entire country. Each region is represented by a team comprising a director, a manager for each branch, accounts executives and commercial representatives. Staff allocation amongst the regions takes into consideration the geographical distribution of the establishments and of the branches of the issuing banks. The map below shows the geographical division of the regions and their respective shares in: (i) the total value of transactions registered by the company (transactions carried out using credit or debit cards); and (ii) the accredited establishment base:

North:
Transactions: 9%
Establishments: 10%

Northeast:
Transactions: 13%
Establishments: 17%

Rio de Janeiro, Minas Gerais and Espírito Santo:
Transactions: 25%
Establishments: 24%

Rest of São Paulo, and the South:
Transactions: 25%
Establishments: 35%

Greater São Paulo:
Transactions: 28%
Establishments: 14%

Description of the principal Income Statement items

Operating Revenue

The company's main source of revenue is the registering, transmission, processing and settlement of commercial and financial transactions performed using MasterCard or Diners Club credit and debit cards. These revenues are derived from an administration fee, negotiated with the establishments, which is a percentage of the value of each registered transaction, appropriated to the accounts on the transaction processing date, net of the interchange fee due to the issuer. Realization of the revenue occurs when the company receives from the issuer the amount of the registered transaction, net of the interchange fee. This normally takes place twenty-eight days after the registering of the transaction, in the case of credit cards, and just one day after the transaction is registered with a debit card. The company passes the credit card amounts on to the commercial establishments, net of its administration fee, an average of thirty days after the processing of the corresponding transactions.

Furthermore, the company earns revenue from the renting out of equipment (POS devices) for the electronic registration of transactions. The terms of the rental agreement are recorded in a formal contract. The amount of the rent varies in accordance with a number of different criteria, such as the establishment's line of business and its location, but is not linked to the establishment's utilization of the equipment. Rental payments are deducted when the company passes on the transaction payments to the establishment.

The company also has other sources of revenue from the services it provides, such as (i) the registering of transactions for the issuers of cards offering specific benefits (e.g.: "vale-alimentação" for food and "vale-refeição" for meals); (ii) the registering of transactions for the issuers of credit cards for use only in specific store chains; and (iii) the verification of cheques against the SERASA bad credit database, through the POS equipment provided by Redecard. The services described in items (i) and (ii) are charged to the issuers of the cards, while that described in item (iii) is charged to the establishment, per transaction registered and transmitted.

Cost of Services Provided

The main costs of the services provided relate to: (i) fees paid to the brand owners; (ii) spending on the network handling the transactions and the operators of the telephone services; (iii) data processing costs; (iv) spending on the telephone link with the establishments; (v) the cost of POS equipment maintenance; (vi) spending on materials used by the establishments in regard to the registering of transactions: and (vii) the accrediting of new establishments through the banking network and other service providers.

Depreciation of Registration Equipment

The cost of depreciating the registration equipment includes the depreciation of the POS equipment and of the registration network infrastructure.

Net Operating Expenses

The company's net operating expenses take into consideration the personnel, administrative and marketing expenses, depreciation and amortization, as well as other operating revenue and expenses.

Administrative Expenses

The main administrative expenses relate to: (i) the building infrastructure, including rents and building maintenance; (ii) maintenance of the administrative systems; (iii) professional services engaged, such as outside auditors and lawyers; (iv) travel expenses; (v) office, printing and document processing materials; (vi) corporate telecommunications; and (vii) provision for legal contingencies.

Depreciation and Amortization

Depreciation and amortization extends to the computer and other office equipment, as well as the amortization of improvements to rented property.

Other Operating Revenue and Expenses

The other operating revenue and expenses include: (i) operational losses and/or recovery; (ii) provision for doubtful debts in relation to the payment of rent on the registration equipment; (iii) other items.

Net Financial Result

Financial income is provided by commercial discounts obtained on the prepayment of receivables due to the establishments, in relation to transactions using MasterCard or Diners Club credit cards that are handled by the company.

The realization of this income occurs when the company effects the payment to the establishment, thereby settling its liability (recorded under "Accounts Payable to Establishments").

Financial expenses correspond to the prepayment of Redecard receivables by the issuers and it is recorded at the moment that the company obtains the resources necessary to effect the prepayment of the corresponding receivables to the establishment.

The company understands that the net financial income obtained from the prepayment of receivables to the establishments is income of an operational nature, due to the fact that Redecard, as an accrediting agent, is merely fulfilling, in advance, its obligation to realize the financial settlement of the transaction registered on behalf of the establishment.

THE COMPANY'S PERFORMANCE

Operating Revenue

Revenue from credit card transactions: in relation to 2006, there was an increase of R$ 140.9 million, or 15.8%, as a result of (a) a 19.9% increase in the overall financial volume of these transactions, generating an increase of R$ 184.4 million in revenue; (b) a R$ 27.1 million reduction in revenue due to an increase in the interchange fee, on March 27, 2006, (c) a R$ 15.4 million reduction in revenue caused by an increase in the interchange fee on MasterCard transactions paid in interest-free installments, as from October 24, 2007; and (d) a revenue reduction of R$ 1.0 million brought about by the new parity between the interchange fee tables of Diners Club and MasterCard. The financial volume of the transactions registered using credit cards, in 2007, amounted to R$ 68.6 billion.

Revenue - Credit Cards (R$ million)

15.8% R$ 1,032

1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

Revenue from debit card transactions: saw an increase of R$ 60.7 million, or 30.0%, due to (a) a R$ 61.8 million increase brought about by 30.6% growth in the overall financial volume of these transactions; and (b) a reduction of R$ 1.1 million, because of a slight dip in the average net administration fee. The financial volume of the transactions up to the end of December/2007 was R$ 33.7 billion.

Revenue - Debit Cards (R$ million)
30.0%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

Revenue from the renting out of POS equipment: saw an increase of R$ 83.7 million, or 20.6%, due to (a) a R$ 70.5 million increase generated by 21.2% growth in the quantity of equipment installed, to 782,300 devices as at December 31, 2007, compared to 645,400 at the end of the previous year; and (b) an increase of R$ 13.2 million resulting from a 2.8% rise in the average rental fee, largely due to the increased use of Wireless POS devices, as a proportion of the total.

Revenue - Renting out of Equipment (R$ million)
20.6%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

Other revenues: there was an increase of R$ 16.8 million, or 24.0%, in comparison with the previous year. These revenues include: (a) revenue from cheque verification; (b) revenue from the registering of transactions using benefit cards (for food, meals, etc); and (c) revenue from the registering of transactions using store cards (private label), among others.

Net Financial Result

The net financial income represents the net results of pre-payments to commercial establishments, in relation to the financial volume of the transactions conducted these establishments using credit cards. Between 2006 and 2007, there was an increase of R$ 77.4 million, or 22.2%, in this figure, mainly due to an increase in the average pre-payment period, as shown further ahead.

Although the financial volume of the transactions carried out using credit cards was up 19.9% in relation to the figure for 2006, the amount paid in advance to the establishments was 0.7% lower than that of the previous year. However, this decline was expected and is the result of the company's strategy of seeking to increase the participation of the issuing banks in the pre-payment of receivables, as a means of leveraging the issuing of credit and debit cards under the MasterCard banner.

Pre-payment Volume (R$ billion)
R$ 13.5 -0.7% R$ 13.4
3.6 3.3 3.4 3.2 3.8 3.3 3.2 3.1
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
Pre-payments as a % of the Total Value of Credit Card Transactions

The reduction in the pre-payment volume was more than offset by a 7.5 day increase in the average pre-payment period, to a total of 56.9 days, largely because of an increase in pre-payments against transactions involving interest-free installments.

Average Pre-payment Period (days)

49.4 days + 7.5 days 56.9 days

1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
52.2	47.4	49.9	46.4	56.1	58.4	55.5	57.8

The company's investment in electronic equipment for the registration of transactions (POS devices) occurs as a result of the expansion of its active accredited establishment base. Currently, almost all the transactions handled by the company (99.9%) are initiated on such equipment, either belonging to the company or to the commercial establishment itself. This capital expenditure reduces the operating costs of the company and those of the commercial establishments, in addition to enhancing the security of transactions carried out using payment cards.

In recent years, the company has also been investing in the automation of its offices, which has led to increased operational efficiency and improved internal control and integration amongst the regional areas.

Capital Expenditure - R$ million

Registration equipment	IT equipment	Others
5.9	6.2	2.2
4.9	6.0	6.3
113.5	95.3	128.5

Environmental Responsibility

Redecard has adopted programs to avoid waste and promote the recycling of resources, as, for example, the use of recycled paper for all its printed matter, both internal and external, since August 2003.

Currently, all the materials sent out to more than 1.0 million accredited establishments, including statements, direct mail, leaflets, notices and the packaging for approximately 100 different spare parts, as well as all the printed matter generated by the offices for more than 950 collaborators, are produced using recycled paper. At the company's headquarters, in the city of São Paulo, in the state of the same name, waste paper is separated from all the other types of waste materials.

Redecard does not adhere to any specific rules of behavior or international standards regarding environmental protection.

Social Responsibility, Sponsorship and Cultural Incentives

Redecard believes that the private sector has a fundamental role to play in supporting initiatives that promote Brazilian cultural and social development. Hence, ever since it was founded, the company has sponsored a variety of activities expressing the richness and diversity of our culture, notably in relation to the culinary and gastronomical fields, regional customs and film festivals. Recently, the company sponsored the "Design Possível (Design Possibilities)" exhibition and book, showcasing the talent of 10 young Brazilian designers. These initiatives are facilitated by cultural incentive laws at the federal ("Rouanet" Law) and municipal (ISS Law) levels.

Until December 2004, before it set up its own institute, Redecard contributed to the Credicard Institute, supporting projects under the "Programa Jovens Escolhas (Young Choices Program)" to encourage entrepreneurship among young people, in order to generate employment and income and develop responsible business practices. Redecard has collaborated with several well-known institutions and also confers with its employees about their voluntary participation in existing social responsibility programs or even the development of new projects. Redecard also participates in the "Começar (Get Started)" and "Jovem Cidadão (Young Citizen)" programs supporting 16 to 21-year-old students registered at public secondary schools and helping them to enter the job market. The initiatives mentioned here are just a few of the many projects developed by the Redecard Institute and approved by the company's Board of Directors on December 14, 2007, with the objective of providing support to the education of young children and adolescents, including professional training, aimed at the social inclusion of young people and voluntary social work. The Redecard Institute is in its structural phase and intends to begin its activities in the first half of 2008.

Redecard S.A.

Notes to the Financial Statements
for the fiscal years ended on December 31, 2007 and 2006

1. Operational overview

The operational start-up of Redecard S.A. took place on November 1, 1996, with the principal corporate purpose of handling transactions under the MasterCard®, MasterCard Electronic® and Diners Club International® credit card brand names, and the MasterCard Maestro® debit card brand, through a network of accredited commercial establishments.

Redecard's business model involves the accrediting of the establishments to accept the aforementioned payment cards and the registering, processing and financial settlement of the ensuing transactions.

The company's operations are organized around the following businesses:

a) Credit and debit cards: involves the registering, processing and settlement of commercial and financial transactions using cards under the abovementioned banners. For these services, Redecard charges the establishments an administration fee, comprising the issuer's remuneration, called an interchange fee, plus the remuneration for the services provided by Redecard.

b) Financial settlement paid in advance to the accredited establishments against receivables from credit cards under the MasterCard and Diners Club International banners, upon request from those establishments and only in relation to the transactions registered by them. Redecard earns financial income from these operations.

c) Renting of the equipment for the electronic registering of transactions, known as POS devices. The company earns monthly revenue from this business.

d) Services provided to partner companies, involving the registering, routing and transmission of transactions using benefit cards (like vouchers), such as for buying foods, meals or fuel, among other purposes, or "private label" cards, which are usually issued by financial institutions. Redecard's revenues from this business come from the fees charged to the companies issuing these cards.

e) Providing a cheque verification service to the accredited establishments, through the POS equipment. Redecard's revenue from this comes from fees charged directly to the establishments, which represent a small mark-up on the cost of obtaining this service from SERASA.

2. Redecard Consortium

Redecard S.A. was the leader of the Redecard Consortium, set up on the same date as the company's operational start-up, November 1, 1996, and wound up on March 31, 2007. The consortium comprised the following members: Redecard S.A., Banco Itaucard S.A., Unibanco - União de Bancos Brasileiros S.A. and

Citibank S.A.. Following the winding up of this consortium, Redecard S.A. took on all of its activities.

The Redecard Consortium was an entity without legal status, for the common purpose of performing services relating to the utilization of credit and debit cards and other means of payment at establishments in Brazil accredited by Redecard, which involves promoting the issuing and utilization of cards under the abovementioned banners.

Background

At the end of 1970, three large banks, Citibank, Itaú and Unibanco, got together to found Credicard, a credit card management company. Credicard was a success right from the start, setting successive record for the number of cards issued and number of accredited establishment. In 1983, the company entered into a partner ship with Visa International and started issuing cards regulated under that brand name. In 1987, Credicard terminated its contract with Visa and hooked up with MasterCard International.

By 1990, Credicard was already managing the credit card portfolio of 60 financial institutions in Brazil, sharing the results obtained from its portfolio, as the exclusive issuer of credit cards under the MasterCard banner.

That exclusivity was ended in 1996, due to changes that were taking place in the market, and particularly Unibanco's takeover of Banco Nacional. That move resulted in a single corporation being entitled to issue credit cards under the Visa banner (through Banco Nacional) and being an exclusive issuer of credit cards, via Credicard, under the MasterCard banner (through Unibanco).

Until that moment, the operations of Credicard, the issuer authorized by the owners of the MasterCard brand, and of the issuers of cards authorized by the owners of the Visa brand were to provide credit to their cardholders and to accredit commercial establishments to be able to accept payment by means of the credit cards of their respective brand names. The ending of the exclusivity of the MasterCard and Visa banners, for issuing credit cards, made it necessary, therefore, to define mechanisms and processes to stimulate the issuing of as many of their cards as possible, while at the same time trying to keep down the level of risk and reduce costs.

So, on September 2, 1996, Redecard was created, from the spinning off of Credicard's establishment accreditation division, under the control of Credicard's three shareholders. In mid-1997, MasterCard International also took an equity stake in Redecard. Redecard focused on the relationship with the establishments and the development and maintenance of specific systems and processes to serve the issuers of credit cards under the MasterCard banner in Brazil, as well as the issuers of debit cards under the Redeshop and Maestro banners.

Moreover, there was a need, within the new market concept, to create mechanisms that would increase the incentives for other credit card managers to issue cards under the MasterCard and Redeshop banners. The establishment of the Redecard Consortium, on the day of Redecard's operational start-up, November 1, 1996, was the most effective means encountered by the controlling shareholders to formalize their association and administer Redecard, taking into consideration the credit card base already issued by Credicard and the systems that were already in place at Credicard and were transferred to Redecard.

To begin with, the Redecard Consortium was set up with two consortium members: Credicard and Redecard. In April 1997, with the first change in the Redecard Consortium Contract, Credicard ceded to the controlling shareholders, common to both companies, some of its rights to the consortium's earnings. In December 1997, with the second amendment to the contract, the shareholder Itaú assumed the same earnings rights as Credicard, in return for a corresponding stake in the credit card base issued by Itaucard. With the third alteration, in January 2006, Credicard withdrew from the Redecard Consortium and Redecard's controlling shareholders assumed the earnings rights to which Credicard was previously entitled. Finally, with the fourth amendment, on March 31, 2007, the Redecard Consortium was wound up and liquidated.

The contract establishing the Redecard Consortium was grounded in Articles 278 and 279 of Law n° 6,404, of December 15, 1976, but the consortium had no legal status and its purpose, according to Clause 3 of that contract, was "a normal venture for the provision of the following services in relation to the utilization, within the Redecard system, of cards issued by the associates":

a) The administration of a network of commercial establishments that accept said cards for the conducting of transactions;

b) The registration, transmission, processing and settlement of transactions using said cards;

c) The development of other similar or related activities that may be of interest to the consortium."

The rights and obligations in relation to the earnings and expenses were governed by Appendices I, II, III and IV. Appendix I established the rules safeguarding the earnings on the portfolio of cards issued by Credicard and, after December 1997, by Itaucard, too. Under the terms of this Appendix, the consortium members Credicard and Itaucard were allocated the earnings from discount rates charged to the accredited establishments, arising from use of credit cards issued by Credicard and Itaucard, in proportion to their shares of the revenues earned.

Appendix II dealt with the earnings from discount rates on transactions carried out at the accredited establishments, using credit cards issued by other managers of cards authorized by MasterCard, both in Brazil and abroad. It also dealt with the revenue from the renting of POS equipment. The earnings were allocated to the consortium members according to their equity stakes in Redecard, except in the case of MasterCard.

The aim of the separation of the consortium members, according to these two Appendices, was to be able to take in new partners issuing credit cards under the MasterCard banner, which would stimulate and expand Redecard's business.

Appendix III of the consortium contract dealt with earnings from discount rates charged to the accredited establishments on transactions performed using debit cards under the Redeshop and Maestro banners, as well as revenue from the pre-payment of amounts payable to the establishments.

Appendix IV of the consortium contract presented summaries and charts showing the allocation of the earnings dealt with in Appendices I, II and III, according to type.

The expenses incurred by Redecard, as leader of the consortium, were apportioned among the consortium members according to the nature of the expense and taking into consideration their proportional share of the consortium's revenues. All the expenses were allotted in this manner, except those of a financial nature, which were charged directly to the results of the pre-payment of amounts payable to the establishments.

However, the associations that were envisaged when the Redecard Consortium was set up never materialized, while the changes in the shareholder structure of Credicard, in 2004, ended up provoking alterations to the Consortium Contract.

The Redecard Consortium continued in operation until March 31, 2007, with the same purpose as the activities presently carried out by the company, i.e.: the accreditation of commercial establishments to accept payment cards and the registration, transmission, processing and settlement of transactions carried out in Brazil using credit and debit cards issued under the MasterCard and Diners Club brand names. The members of the Redecard Consortium, on that date, were the controlling shareholders and Redecard itself.

As the leader of the Redecard Consortium, the company performed all the activities and took every step necessary for the development of the consortium's own activities. Since March 31, 2007, with the winding up of those activities, the consortium's obligations, rights, revenues and expenses, as well as its financial and operational results, have all been fully assumed by Redecard.

3. Presentation of the financial statements and the main accounting practices

The company's financial statements were prepared and are presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian Corporate Legislation and the regulations and instructions issued by the CVM (Brazilian Securities Commission).

a. Appraisal of net income

Income and expenses are appraised on the accrual basis. Revenue from the registering of credit and debit card transactions is appropriated to income on the date that the transaction is processed. Revenue from services provided to partners and commercial establishments is recognized upon realization. Revenue is not recognized if there is any doubt as to its realization.

b. Accounting estimates

Preparation of the financial statements in accordance with the generally accepted accounting principles adopted in Brazil requires that the management applies its own judgement in determining and recording certain accounting estimates with regard to certain significant items affecting the company's assets and liabilities, including the residual value of the fixed assets, provisions for doubtful debts, deferred income tax and social contribution and the provisions for contingencies. The realized amounts may differ from these estimates, due to the inherent nature of this procedure. The company reviews its estimates and the underlying premises at least once a year.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currency were converted into the local currency (real - R$) at the rate of exchange on the balance sheet date and any conversion differences were recognized in the net earnings. These balances are essentially the result of transactions carried out at accredited commercial establishments using credit or debit cards issued by institutions abroad, under license from the owners of the MasterCard and Diners Club International brands.

d. Property, plant & equipment

The company's fixed assets are shown at their acquisition cost, less accumulated depreciation, calculated using the straight line method, at annual rates that take into consideration the expected useful life of each item. Spending on the replacement of parts is not capitalized, in view of the difficulty in estimating the future increased economic return.

e. Income tax and social contribution

Provision is made for current and deferred corporate income tax and social contribution at the rate of 15%, plus an additional 10% of taxable income in excess of R$ 240,000, in the case of income tax, and of 9% of taxable income, in the case of social contribution. These provisions are shown under "Taxation liabilities". Deferred taxes arising from temporary differences were set up in accordance with CVM Instruction n° 371, of June 27, 2002, taking into consideration the record of profitability and the expected future generation of taxable profits, based on a technical feasibility study.

f. Accounts receivable from issuers and accounts payable to establishments

These amounts refer to the value of transactions performed by the title holders of credit cards issued by financial institutions licensed for this purpose by the owners of the MasterCard and Diners Club International brands. The balances of the accounts receivable from the issuers are shown net of interchange fees and the balances of the accounts payable to establishments are shown net of administration fees (discount rate), which are to be received from the issuers or paid to the establishments within a period of less than one year.

g. Other accounts receivable

These amounts basically refer to: (i) amounts receivable from partners for the services of registering, routing and transmitting transactions carried out using benefit cards, such as those for buying foods, meals or fuel, among other items, or private label cards, which are usually issued by financial institutions; and (ii) amounts receivable from accredited establishments in relation to the renting of equipment for the electronic registration of transactions (POS devices) and the service of cheque verification using those devices to access the SERASA database.

h. Provision for doubtful debts

Provisions for doubtful debts are based on analyses of the probability of realizing the credits receivable from issuers and commercial establishments, largely grounded in the historical record of payment, default and inactivity of the same, and are shown in the financial statements at amounts considered to be sufficient to cover potential losses in this respect. At December 31, 2007 and 2006, it was not necessary to make a provision against accounts receivable from issuers, so a provision was made against the rent due on the POS devices installed at establishments that are considered by the company to be inactive and for amounts claimed by credit card holders against establishments that were not accredited by the company, at the time of the complaint, or for which no corresponding credits receivable are recorded in relation to transactions carried out using credit cards bearing the MasterCard or Diners Club International banner.

i. Loans and financing

These are shown at the amounts disbursed by the financial institutions, plus the contractual charges accrued up to the closing date of the financial statements.

j. Contingent liabilities

These arise from judicial proceedings, an inherent risk in the normal course of business, involving civil and labor cases brought by third parties and former employees. These contingencies are assessed by the company's legal advisors, using models and strict criteria that enable them to be appropriately quantified, despite the uncertainties surrounding the time period and amount. The contingencies are classified according to the likelihood of incurring losses, as probable, for which provisions are made; possible, which are merely disclosed but for which no provisions are made; and remote, which do not require disclosure or provisions.

Provisions are made in relation to fiscal proceedings for the total value of the taxes under judicial discussion, corrected monetarily and including any interest on late payment, as if they were in arrears, accrued up to the closing date of each financial year.

Provisions are made in relation to labor claims against Redecard for the total value of the claim, corrected monetarily and with interest accrued up to the end of the financial year.

k. Provisions

A provision is recognized in the balance sheet whenever the company has a liability resulting from a past event that is likely that economic resources will be required in order to settle that liability. The recording of such provisions is based on the best estimation of the risk involved.

l. Other current and long term assets and liabilities

These are presented in the books at their net realizable value and shown in the financial statements at their known or calculable value, plus, when applicable, any corresponding charges and monetary and/or foreign exchange variations incurred up to the balance sheet date.

4. Cash

The sums available in the company's bank accounts, representing amounts deposited by the financial institutions that issue the credit cards and used for the financial settlement of the transactions conducted at the commercial establishments, on the first business day following the closing date of the financial statements.

5. Deferred and recoverable taxes

5.1 - Constituents

The principal constituents of the deferred corporate income tax and social contribution are as follows:

	Dec.31, 2007	Dec.31, 2006
Tax credits on temporary differences:		
Civil	2,906	2,097
Labor	3,831	2,520
Fiscal	20,793	36,080
Provisions	45,401	69,229
Total deferred taxes	72,931	109,926
Current portion	45,400	69,229
Non-current portion	27,531	40,697

5.2 - Realization expectations

The company has conducted a study of its generation of future taxable profits, accompanied by the Board of Directors, indicating the recovery of the deferred taxes recognized in 2007, in accordance with CVM Instruction n° 371.

The chronogram for the realization of said deferred taxes is as follows:

Realization	Income tax	Social contribution
2008	33,382	12,018
2009	3,175	1,143
2010	4,954	1,783
2012	12,115	4,361
Total	53,626	19,305

Deferred corporate income tax and social contribution is recorded in such a way as to reflect the future taxation impact attributable to temporary differences between the asset and liability tax calculation base and their respective book values.

The book values of the deferred taxes are reviewed on a regular basis. In the case of significant events that could alter the forecasts, they are revised by the company during that same fiscal year.

The management anticipates that the assets deferred due to temporary differences will be realized in accordance with the final resolution of outstanding contingencies and other pending events. At December 31, 2007 and 2006, the company held no balances in relation to tax losses and a negative calculation base, nor any unrecorded tax credits.

6. Other accounts receivable

	Dec.31, 2007	Dec.31, 2006
Renting of POS devices	47,273	39,879
Other services	39,573	23,227
(-) Provision for doubtful debts	(15,709)	(12,507)
Total	71,137	50,599

7. Pre-paid expenses

	Dec.31, 2007	Dec.31, 2006
Software maintenance	2,862	3,295
Insurance premium	84	68
Tax incentives - ISS	985	79
Total	3,931	3,442

8. Property, plant & equipment

		Dec.31, 2007			Dec.31, 2006
	(%) Annual rates of depreciation	Cost	Accumulated depreciation	Residual value	Residual value
POS devices	33.33	693,781	(533,145)	160,636	142,187
Network equipment	20.00	33,913	(29,842)	4,071	6,841
IT equipment	20.00	17,409	(12,930)	4,479	4,321
Data processing software	20.00	37,845	(22,874)	14,971	6,850
Vehicles	20.00	3,918	(1,493)	2,425	3,165
Furniture and fixtures	10.00	3,266	(1,966)	1,300	1,420
Installations	10.00	1,822	(1,005)	817	973
Improvements to third-party property	9.50	7,983	(3,790)	4,193	4,780
Work in progress	-	3,956	-	3,956	4,741
Total		803,893	(607,045)	196,848	175,278

The item " POS devices", whose residual value was R$ 160,636 as at December 31, 2007 (R$ 142,187 as at December 31, 2006), refers to the equipment used for the electronic registration of transactions, which is made available to the establishments accredited within the Redecard system. At the end of the fiscal year 2007, the company had installed 779,528 of these devices (642,364 as at December 31, 2006), which accounted for 99.94% of the transactions registered electronically by the company (99.86% as at December 31, 2006). Redecard offers two different types of equipment:

a) Fixed equipment, known as POS (Points of Sale) Desktop devices. At the end of the fiscal year 2007, the company had installed a total of 727,913 of these devices (608,885 as at December 31, 2006).

b) POS Wireless devices. At the end of the fiscal year 2007, the company had installed 51,615 of these devices (33,479 as at December 31, 2006). These may be sub-divided into:

• Indoor devices: for internal use at the accredited establishments, a total of 2,214.

• Outdoor devices: for external use at the accredited establishments, a total of 49,401.

9. Taxation liabilities

	Dec.31, 2007	Dec.31, 2006
IRPJ - Corporate income tax	27,901	13,184
CSLL - Social contribution	11,699	5,990
Cofins - Social security contribution	12,815	1,575
ISS - Tax on services	8,002	7,014
PIS - Social Integration Program tax	2,782	342
Taxes withheld at source	5,106	1,126
Total	68,305	29,231

a) Reconciliação das despesas com Imposto de Renda e Contribuição Social:

	Dec.31, 2007	Dec.31, 2006
Pre-tax profit	1,015,295	442,763
Income tax and social contribution, calculated at the statutory rate - 34%	345,200	150,539
Impact of net permanent differences	(14,617)	(1,440)
Income tax and social contribution	330,583	149,099
Current portion	293,588	164,732
Deferred portion	36,995	(15,633)

10. Loans

Purpose	Currency	Financial charges	Maturity	Dec.31, 2007	Dec.31, 2006
Working capital	R$	104.0% of CDI rate	-	-	144,575
Working capital	R$	103.13% of CDI rate	30 to 60 days	216,288	214,106
Working capital	R$	103.36% of CDI rate	120 to 180 days	144,502	-
Secured account					17,000
Total				360,790	375,681

There are no guarantees, restrictive covenants or reciprocal agreements in relation to the above facilities.

11. Dividends payable

The amounts relating to the fiscal year 2007 were allocated to the shareholders on a quarterly basis and paid in accordance with criteria set down in the company's by-laws, chapter VI art. 31 (see Note 14.b).

12. Other accounts payable

	Dec.31, 2007	Dec.31, 2006
Private pension scheme	965	1,397
Professional fees	1,328	2,170
Customer care services	4,288	3,299
Marketing expenses	5,383	7,770
Telecom services	7,702	7,664
Data processing services	11,295	15,186
Incentives to the issuers	23,607	42,072
POS equipment maintenance	26,044	27,310
MasterCard and Diners Club fees	26,461	22,645
Other	10,683	23,233
Total	117,756	152,746

The amounts of provisions for expenses incurred in each of the fiscal years mentioned are recorded under "Other accounts payable" on the accrual basis.

13. Contingent liabilities

Redecard S.A. is a party to judicial and administrative proceedings before various courts and government bodies, arising from the normal course of its activities and involving fiscal, labor and civil issues.

The balances at December 31, 2007 refer to provisions that the company's management believes, based on the opinion of its legal advisors, are sufficient to cover any potential losses. These provisions are reviewed on a regular basis by the management. Judicial deposits, shown under "Long term assets", amounted to a total of R$ 10,687 (R$ 13,834 as at December 31, 2006).

a. Constitution of the provisions

Based on the information provided by its legal advisors, the company's management analyzes the outstanding legal claims and, in the case of labor proceedings, based also on previous experience regarding the amounts claimed, makes a provision for an amount considered to be sufficient to cover the estimated losses to be incurred in relation to the legal proceedings in course, as shown below:

Type of claim and total risk involved	Dec.31, 2007	Dec.31, 2006
Civil	8,547	6,168
Labor	11,269	7,412
Fiscal	61,157	170,163
Total	80,973	183,743

The total amount at risk of these legal contingencies was calculated considering the full claim made by the plaintiffs in each of the cases.

b. Changes in the provisions

	Dec.31, 2006		Dec.31, 2007		
Type of claim	Opening balance	Additions	Utilization	Reversals	Closing balance
Civil	6,168	3,085	(706)	-	8,547
Labor	7,412	4,308	(451)	-	11,269
Fiscal	170,163	25,920	(60,132)	(74,794)	61,157
Total	183,743	33,313	(61,289)	(74,794)	80,973

13.1 - ISS tax on the renting of property: The ISS is a municipal tax levied on income earned from services of any kind. The company, on the understanding that property rentals should not be subject to the levying of this tax, stopped paying ISS on that income as from November 2000. However, in view of the legal liability and the assessments of the company's management and its legal advisors that the risk of loss is probable, a provision has been made in relation to the amounts due up to the time that Complementary Law n° 116/03, of August 2003, came into effect. A Declaratory Action was entered, seeking the concession of advance legal protection, under the terms of Article 273, (I), of the code of civil procedure, together with Article151, (V), of the National Tax Code, as confirmed by Complementary Law n° 104/2001, to discontinue the levying of ISS on the renting of property in the municipalities of São Paulo, Belo Horizonte, Brasília, Rio de Janeiro, Recife, Salvador, Manaus and Maceió. The amount of the provision at December 31, 2007 was R$ 48 million (December 31, 2006 - R$ 41 million).

13.2 - In 2001, the company obtained a preliminary injunction, in relation to February 1999 and subsequent periods, to discontinue the levying of PIS and COFINS taxes under the provisions of Law n° 9,718/98, at a rate of 3% of earnings that are not billed (financial income, including monetary variation and interest, etc.), and ensuring its collection under the provisions of Complementary Law n° 70/91, or at least to ensure the right to fully offset the costs arising from currency variations, including those in relation to transfer contracts and swaps/hedging, when calculating the PIS and COFINS due. In April 2002, a decision was published that partially conceded the assurances sought, declaring Article 3, paragraph 1 of Law n° 9,718/98 to be unconstitutional and that the company could pay the PIS and COFINS taxes in accordance with the concept of billing contained in Complementary Law n° 70/91, but maintaining the rate of 3%. The government has appealed.

In February 2007, a decision was published that went against the government, confirming the earlier decision regarding the unconstitutional nature of the broadening of the PIS and COFINS calculation base, which is to be considered against billing, while maintaining the rate of 3%. The company asked the Federal Supreme Court (STF) for further clarification of the concept of billing. As regards the risk of losing the case, the STF has already decided that COFINS and PIS, under the terms of Law n° 9,718/98, can only be levied on revenues from the sale of goods and/or services. With the establishing of clear jurisprudence, arising from the decisions handed down by the STF, and considering the chances of incurring losses, the company made a reversal against these provisions, to the sum of R$ 48.3 million, as mentioned in item (b) "Changes in the provisions". Since the income from currency variations was a specific object of the appeals for clarification, the company decided to retain the provision already made, in compliance with the accounting principles for recording legal liabilities regarding which the chances of incurring losses is considered probable. The amount of the provision at December 31, 2007 was approximately R$ 6.0 million (December 31, 2006 - R$ 52.5 million).

13.3 - PIS and COFINS: In March 2004, the company filed an injunction against Laws n° 10,637/02 and 10,833/03, for discontinuation of the levying of PIS and COFINS calculated using the "non-cumulative" method at the respective rates of 1.65% and 7.6%, and began making judicial deposits of the amounts calculated on a monthly basis. In July 2004, a decision was published declaring the plea to be unfounded. Hence, the company made a formal request to the Federal Savings Bank (Caixa Econômica Federal - CEF), for the judicial deposits to be release to the government. The accrued amount of these judicial deposits, as at December 31, 2007, was R$ 6.4 million.

13.4 - In October 2004, Redecard was informed of the intended enforcement of a tax claim in regard to a "PIS Repique" debt dating back to 1999, for an amount listed in the company's tax declaration (DCTF) and not found among its payments. That same month, Redecard requested the suspension of: (i) the tax enforcement procedure; and (ii) the placing of the company's name on the list of debtors owing tax to the federal government. In November 2004 a judicial decision was handed down accepting the two requests. In July 2005, a plea was entered, including a copy of the relevant tax payment form, and in the following month embargos were lodged blocking the intended enforcement, and a response from the National Treasury is now being awaited. The tax enforcement has been suspended. The chance of losses being incurred is classified as probable. The amount of the provision is R$ 0.6 million.

The management understands that, as the fiscal, labor and civil claims have all been provided for, no significant additional impact on the company's net worth/results is expected when these proceedings are finally concluded.

Fiscal proceedings that were concluded during the 2007 fiscal year:

Contribution on Intervention within the Economic Domain (CIDE) – An injunction was filed seeking discontinuation of the levying of these charges, under Law n° 10,168/2000, modified by Law n° 10,332/2001. In July 2004, a decision was published declaring the plea to be unfounded. An appeal was lodged that same month, from which time the company made judicial deposits of the amounts in question. In September 2006, the company applied to drop its appeal and made a formal request to the Federal Savings Bank (CEF) for the judicial deposits to be release to the government. The judicial deposits were released to the government on December 13, 2007 and the case was closed. The amount of the provision under legal contingencies that was realized after the conversion of the judicial deposits was R$ 3.7 million.

Non-deductibility of Social Contribution from the Income Tax calculation base - Redecard filed an injunction seeking recognition of its right to deduct the cost of Social Contribution (CSLL) from the corporate income tax (IRPJ) calculation base, as from the results for the year ended on December 31, 1997. The preliminary injunction was granted as requested and, subsequently, a decision was handed down conceding Redecard the right to deduct the CSLL paid from the IRPJ calculation base. In the light of that decision, the National treasury lodged an appeal to the Federal Court of Appeals (TRF-3rd Region), which overturned the decision in our favor. Redecard decided to pay the amount relating to the period in question (January 2002 to October 2007) and to no longer recognize the deductibility of this cost in subsequent accounting periods. In relation to the lapsed period, the company reversed its provision, amounting to R$ 26.5 million. This is not a definitive decision, since there are appeals that have not been suspended and are awaiting judgement. The amount of the provision that was paid came to R$ 56.4 million.

14. Shareholders' equity

a. Capital Stock

The company's capital stock is represented by 672,970,705 common shares with no par value, distributed as follows:

	31.12.2007 - %
Banco Citibank S.A	23.95
Banco Itaucard S.A.	23.21
Dibens Leasing S.A. Arrendamento Mercantil	18.99
Unibanco Participações Societárias S.A	4.22
Other shareholders	29.63

As a result of a share split, as from June 15, 2007, every single (one) common nominative book entry share with no par value owned on that date by the company's shareholders became worth 350 common shares, through the free distribution of 349 new shares for each existing one held.

On July 11, 2007, Redecard was registered as a public company, meaning that its shares could be traded at the Bovespa (São Paulo stock exchange). On the same date, authorization was obtained for primary and secondary offerings of the company's shares. These measures enabled Redecard to increase its capital, through the primary offering, and make its debut in the Bovespa "New Market", on July 13, 2007.

A General Meeting of the shareholders also took place on July 11, 2007, in order to deliberate upon the capital increase, involving the issuing of 15,555,555 shares, equally subscribed by the controlling shareholders - Citibank, Itaú and Unibanco and paid up on July 17, 2007, for the total sum of R$ 420 million. Following this increase, the Capital Stock rose from R$ 53 million to R$ 473 million, represented by 672,970,705 common shares.

The "Revenue reserve" account contains the sums set aside as a "Legal reserve", allocating a minimum of 5% of the net profit for each fiscal year, up to the limit of 20% of the capital stock, under the terms of Article 193 of Law nº 6,404/76.

b. Dividends and interest on capital

According to chapter "VI", clause 29, item (c) of the company's by-laws, the minimum compulsory dividend is equivalent to 40% (forty percent) of the adjusted net profit for the fiscal year, as provided for in Article 202 of the Brazilian Corporate Legislation. In 2006, the minimum compulsory dividend corresponded to 25% (twenty-five percent).

In accordance with Article 9 of Law nº 9,249/95 and CVM Resolution nº 207/96, during the fiscal year ended on December 31, 2007, the company allocated Interest on Capital to its shareholders in line with chapter VI, clause 31 of its by-laws. The amounts of the dividends and interest on capital were calculated according to the terms of the company's by-laws and the provisions of Brazilian Corporate Legislation, as shown below:

	Dec.31, 2007	Dec.31, 2006
Net profit for the year	700,765	293,663
Appropriation to the legal reserve	(35,039)	(1,372)
Adjusted net profit	665,726	292,291
Minimum compulsory dividend (according to the by-laws)	266,290	73,073
Proposed dividend	665,726	292,291
Interest on capital in lieu of dividends:		
Interest on capital	16,053	-
Income tax withheld at source on Interest on capital	(2,415)	-
Interest on capital - net	13,638	-
Supplementary dividends	385,798	219,219
Dividends paid	443,375	222,862
Dividends payable	206,298	69,429
Number of shares outstanding (blocks of 1,000)	672,971	1,878
Dividends and Interest on capital per share (R$)	0.9892	155.64

The interest on capital, net of income tax, will be ascribed to the dividend for the year, in accordance with Law nº 9,249/95.

The dividend proposed by the management, to be paid out in the form of interest on capital, has been recorded in the books, on the assumption that it will be approved at a General Meeting of the shareholders.

The tax benefit obtained from the option of paying in the form of interest on capital is R$ 5,458,000.

15. Transactions with related parties

The transactions between related parties, as at December 31, 2007 and 2006, refers to accounts receivable from the issuers who are also controlling shareholders of the company, plus spending on services provided by Orbitall.

	Dec.31, 2007	Dec.31, 2006
Assets:		
Current account balances:		
Citibank	14,660	8,998
Itaú	862	494
Unibanco	456	130
Accounts receivable from the issuers - net		
Citibank	1,846,181	2,208,104
Itaucard	4,159,674	3,597,681
Unibanco	1,461,060	755,929
Expenses:		
Cost of outsourced services:		
Orbitall[1]	50,738	48,942
Financial expenses:		
Citibank	1,065	25,676
Itaucard	9,380	5,228
Unibanco	6,080	-

[1] Orbitall Serviços e Processamento de Informações Comerciais S.A. is a subsidiary of Itaú Holding Financeira S.A., the same company that has a controlling stake in Redecard's controlling shareholder Itaú.

The amounts under "Accounts receivable from issuers" refer to sums owed to the company by the card issuers as a result of transactions carried out using credit or debit cards under the MasterCard or Diners Club banners, which are to be subsequently passed on by the company to the accredited establishments.

The terms of the contracts entered into with the issuers are determined by the regulations and manuals issued by the owners of the MasterCard and Diners Club brands. Hence, any transactions with related parties are carried out at prices and on terms similar to those practiced with the other issuers credit or debit cards authorized by the owners of the MasterCard and Diners Club brands.

The company has a contract with Orbitall for the provision of services, including the supply and maintenance of hardware for both the mainframe platform and the distributed platform, as well as the operation and management of communications between these platforms and the platforms of third parties and the processing of data. The contractual terms, as much in relation to prices as to the minimum standards of the services to be performed, are in line with those of the market.

On November 15, 1996, Redecard closed a Brand Licensing Agreement with MasterCard International, under which MasterCard International granted the company a non-exclusive license to use the MasterCard brand in the accrediting of commercial establishments. The contract is valid for an unlimited period, as long as Redecard meets the standards demanded by MasterCard in its accrediting of commercial establishments, including rules about signage (forms of brand presentation) at the establishments and brand ownership rights, among others.

On October 24, 2002, Redecard signed a Brand Licensing Agreement with MasterCard International, under which MasterCard International granted the company a non-exclusive license to use the Redeshop brand, which they had previously acquired from Credicard.

On April 27, 2005, a Redecard signed a Brand Licensing Agreement with MasterCard International, under which MasterCard International granted the company a non-exclusive license to use the MasterCard banners, including MasterCard Maestro and other logos of the MasterCard brand.

16. Financial instruments

The estimated realization values of the company's financial assets and liabilities were determined using market information and the appropriate evaluation methodology. Nevertheless, considerable judgement needed to be exercised in interpreting the market data, in order to come up with suitable estimates of the realizable values. Consequently, the following estimates do not necessarily represent the precise amounts that could be obtained in the present market. The use of different methodologies could have a material impact on the estimated realizable values. These instruments are managed through operational strategies aimed at obtaining liquidity, profitability and security. The control policy involves the constant monitoring of the contractual rates in relation to those of the market. The company does not make speculative investments, in derivatives or in any other high risk assets.

During the fiscal years 2007 and 2006, the company did not invest in any derivative instruments.

a. Book balances

In compliance with CVM Instruction n° 235/95, the book balances and the market values of the financial instruments included in the balance sheets for the fiscal years ended on December 31, 2007 and 2006 are shown below:

	Dec.31, 2007		Dec.31, 2006	
Item	Book balance	Market value	Book balance	Market value
Loans - in local currency	360,790	360,790	375,681	375,681

b. Criteria, premises and restrictions for calculating the market values

Loans

Calculation of the market values of the financing facilities was based on the present value of their future cash flows, at interest rates applicable to financial instruments of a similar nature, maturity and level of risk, or on the present market rates for such securities.

Restrictions

The market values were estimated at the balance sheet date, based on "significant market information". Changes in the premises can materially affect the estimates shown.

c. Credit risk

The "Accounts receivable from issuers" represent the amounts of transactions by the holders of payment cards issued by the financial institutions licensed by the owners of the MasterCard and Diners Club International brands and are guaranteed by those brand owners in the event of default. These guarantees are stipulated in the regulations issued by the owners of those two brands. Furthermore, MasterCard stipulates the need for effective guarantees (tangible or bank) for each of the participants in the system, without which one is unable to obtain a license or could lose one's existing license.

The company is the only accreditation agent in Brazil for the MasterCard and Diners Club International brands and has a specific policy for determining the risk analysis guidelines and procedures for the process of accrediting commercial establishments, for them to be able to accept the cards of the aforementioned brands for payment of their commercial and financial transactions.

This policy defines the accreditation criteria, taking into consideration, among other things, the type of commercial activity and the length of time that the establishment has been in business, as well as determining the documents and form of examination of its records necessary for the company to be able to register the establishment.

The company has operating systems and a portfolio management department in place that monitor the sales performance of the accredited establishments on a daily basis, and any abnormalities are flagged for immediate steps to be taken in order to mitigate any potential losses to the participants of the two systems.

For those accredited establishments that do not have their own means of registering transactions, the company is able to provide, under the terms of a rental contract, POS devices for the electronic registration of transactions. When it comes due, the rental is discounted from the net transaction amount due to the establishment. Nevertheless, it is possible that the rent may not be received on the due date, because there is an insufficient balance payable to any given establishment. In such cases, the company outsources the collection to firms that specialize in the recovery of outstanding debt, and material losses may be incurred in relation to this item.

The systems also allow for the possibility that credit card transactions can be contested by the cardholder, within a certain period from the transaction date. If the establishment isn't accredited on the date of the complaint or has no more credits to receive from the company, collection will be outsourced to firms that specialize in the recovery of outstanding debt, with the likelihood of losses being incurred by the company.

The company has also made a provision for doubtful debt, to the sum of R$ 15.7 million (December 31, 2006 - R$ 12.5 million), equivalent to 17% of the outstanding balance under "Other accounts receivable" (December 31, 2006 - 18%), to cover the credit risk.

d. Foreign exchange risk

The company's results are not susceptible to significant variations because of the impact of exchange rate volatility, particularly in relation to the U.S. dollar.

e. Interest rate risk

The company's results are susceptible to significant variations due to the impact of loans taken on at fluctuating interest rates.

In compliance with its own financial policy, the company has not carried out any transactions involving financial instruments of a speculative nature.

17. Comparative statements of income

As mentioned previously, the Redecard Consortium stayed in business until March 31, 2007, with the same purpose as the activities presently carried out by the company, that being: the accreditation of commercial establishments to accept payment cards and the registration, transmission, processing and financial settlement of transactions carried out in Brazil using credit and debit cards issued under the MasterCard and Diners Club banners. The members of the Redecard Consortium were the controlling shareholders of Redecard S.A..

As from April 1, 2007, all the consortium's obligations, rights, revenues, expenses, financial and operating results were fully absorbed by Redecard S.A.

In order to better present Redecard's comparative results for the fiscal years ended on December 31, 2007 and 2006, we show the results of Redecard's transactions, below, in full and at the amounts effectively recorded, including those of the Redecard Consortium, up to March 31, 2007, and for Redecard S.A, from April 1, 2007 to December 31, 2007.

The "Combined Redecard Results" for the fiscal year ended on December 31, 2007, 2006 and 2005 are as follows:

11.01 - NOTES

	Dec.31, 2007	Dec.31, 2006	Dec.31, 2005
GROSS OPERATING REVENUE			
Revenues from Services	1,872,415	1,570,326	1,315,027
Credits	1,032,585	891,687	790,787
Debits	262,906	202,237	151,677
Equipment rental	489,972	406,342	317,699
Other	86,952	70,060	54,864
Deductions from Gross Revenue	(193,959)	(139,567)	(121,259)
ISS	(68,207)	(58,776)	(50,715)
PIS	(21,716)	(12,265)	(9,350)
COFINS	(104,036)	(68,526)	(61,194)
NET OPERATING REVENUE	1,678,456	1,430,759	1,193,768
Cost of Services Provided	(566,874)	(588,610)	(565,862)
Cost of services provided	(461,690)	(463,355)	(413,887)
Depreciation/Amortization	(105,184)	(125,255)	(151,975)
GROSS PROFIT	1,111,582	842,149	627,906
Operating Expenses	(300,604)	(256,056)	(277,486)
Personnel	(121,261)	(115,179)	(88,246)
Administrative	(110,283)	(100,364)	(96,700)
Marketing	(49,180)	(42,457)	(38,900)
Depreciation/Amortization	(8,312)	(8,933)	(5,141)
Other operating revenue / (expenses)	(11,568)	10,877	(48,499)
Net Financial Results	426,052	348,638	323,818
Financial income	535,134	543,619	527,712
Financial expenses	(134,595)	(178,585)	(203,978)
Other financial income / (expenses) - net	25,513	(16,396)	84
OPERATING INCOME	1,237,030	934,731	674,238
Cost of going public	(17,553)	-	-
Non-operating results - net	16,546	29,424	-
INCOME BEFORE TAXES, PROFIT SHARING AND THE REVERSAL OF INTEREST ON CAPITAL	1,236,023	964,155	674,238
Income Tax and Social Contribution	(330,583)	(149,100)	(99,054)
Income Tax	(238,398)	(109,425)	(72,816)
Social Contribution	(92,185)	(39,675)	(26,238)
EARNINGS BEFORE PROFIT SHARING AND THE REVERSAL OF INTEREST ON CAPITAL	905,440	815,055	575,184
Provision for profit sharing	(24,551)	(26,823)	(19,367)
Reversal of Interest on capital	16,053	-	-
NET PROFIT BEFORE THE DISTRIBUTION OF THE REDECARD CONSORTIUM'S RESULTS	896,942	788,232	555,817
Distribution of the Consortium's results	(196,177)	(494,569)	(369,063)
NET PROFIT FOR THE YEAR	700,765	293,663	186,754

18. Supplementary information

a. On November 15, 1996, Redecard signed a Brand Licensing Agreement with MasterCard International, under which MasterCard International granted the company a non-exclusive license to use the MasterCard brand names in the accrediting of commercial establishments. The contract is valid for an indefinite period, during which Redecard has to meet the standards laid down by MasterCard for its accrediting of commercial establishments, including rules regarding signage at the establishments and brand ownership rights, among others.

Among the various obligations towards MasterCard International assumed by Redecard is the provision of formal guarantees with respect to all amounts considered to represent exposure to risk, according to the regulations and policies stipulated by the owners of the MasterCard brand. The amounts in question are those arising from transactions effected using credit cards issued under the MasterCard banner that have already been received from the issuers by Redecard and have yet to be passed on to the establishments. This exposure is equivalent to three days' worth of transactions, on average.

In order to provide said guarantee, the company came to an arrangement with financial institutions in Brazil that are not shareholders in the company for the concession of letters of guarantee, to the sum of approximately R$ 1.1 billion, naming MasterCard International as the beneficiary. The ensuing financial costs are born by Redecard and in 2007 amounted to R$5.2 million (2006 - R$7.4 million). The current letters of guarantee were issued on March 13, 2007 and are valid for one year, expiring on March 12, 2008 and their delivery to MasterCard International is an essential requirement for the continuation of Redecard's license:

Financial institution	Amount - R$ million
Banco Santander	342
Banco do Brasil	300
Banco Bradesco	246
Banco Real	142
Banco Safra	70

The company's by-laws prohibit the providing of guarantees, sureties, endorsements or any other kind of formal assurance not related to its corporate function or that is contrary to the provisions of those by-laws, with the exception of guarantees, sureties or other formal assurance that may be necessary for the transfer and accommodation of employees.

The company does not provide guarantees, sureties or other formal assurances without the prior authorization of the Board of Directors, under the terms of Article 16, item (f) of the company by-laws.

b. Despite the low level of risk involved, the company has a policy of providing insurance coverage for its assets. The current insurance policies taken out with Royal SunAlliance, through its insurance broker AON Risk Services, are valid for the period April 2007 to April 2008. The total cost of the insurance premiums for the fiscal years 2007 and 2006 was R$282,400 and R$240,600, respectively, for policies providing the following cover:

11.01 - NOTES

Policy	Property insured	Value at risk	Amount covered
RD Patrimonial	Buildings, furniture, fittings and installations comprising the company's head and branch offices, defined in the policy	R$ 27 million	(*)
Vehicles	All the company's vehicles	R$ 5 million	R$ 5 million
POS equipment	Equipment distributed among the Redecard network of accredited establishments, which are covered against fire, lightning, theft and/or compound larceny, etc.	(**)	R$ 500,000
Corporate Comprehensive	POS devices and signage and marketing materials stored in property belonging to third-parties.	R$ 12 million	R$ 12 million

(*) The most significant insurance coverage, under this policy, is extended to: (i) fire, lightning and explosion, embracing the company's offices - R$ 23 million; (ii) civil liability - R$ 2 million.

(**) The total value of this equipment is approximately R$ 600 million, the acquisition cost recorded under fixed assets as "POS equipment for registering transactions". These devices are installed at Redecard accredited establishments throughout Brazil, presently numbering more than 1 million. In order to determine the "value at risk", among other variables, a study is made of the possibility of simultaneous losses occurring throughout the entire establishment network. Historically, the amount of claims against losses incurred during a single policy validity period is approximately R$ 100,000.

c. Calculation of the employee profit share was based on the target plan defined by the management and approved by the Board of Directors. In relation to the fiscal year ended on December 31, 2006, the company paid out a total of R$ 15.6 million to its employees as profit sharing, which was recorded under the Consortium. The expense recognized in relation to the fiscal year ended on December 31, 2007 totaled R$ 24.5 million.

d. Remuneration of the Executive officers and Board members: (i) the Executive officers are the legal representatives of the company, mainly responsible for the day-to-day administration and the implementing of the policies and guidelines determined by the Board of Directors. They are Brazilians, residing in Brazil. The Executive officers are chosen by the Board of Directors, to serve a two year term, with the possibility of re-election, and they may be removed from office at any time. According to the company's by-laws, the Executive Board must have a minimum of three and a maximum of eight members. As at December 31, 2007, the company's Executive Board comprised seven members, one of whom was the CEO. During the fiscal year ended on December 31, 2007, the remuneration of the Executive officers came to a total of R$ 6.9 million (2006 - R$ 5.2 million), in accordance with the program approved by the Board of Directors. That Board, in turn, must have a minimum of five and a maximum of ten members.

The company has approved a stock option scheme, under the terms of Article 168, paragraph 3 of the Corporation Law, which defines the general conditions for the granting to executives and, in exceptional and fully warranted circumstances, to employees of options for the purchasing of shares issued by the company.

Under the terms of Article 171, paragraph 3 of the Corporation Law, the shareholders will not take preference in the exercising of stock options.

Because the issuing of shares in relation to the exercising of stock options under the company's scheme will result in the dilution of the stakes of the existing shareholders, the conditions of the scheme specify that this cannot exceed 0.5% of the company's capital stock.

The exercise price of the options will be set by the Board of Directors, with a minimum price equivalent to the average BOVESPA quotation for the company's stock over the 30 business days immediately prior to the authorization being granted. Exceptionally, for the first concession, the exercise price of the options will be equivalent to 75% of the issue price determined by the company's Board of Directors at a meeting held on July 11, 2007, based on the book-building procedure carried out when the company went public.

During the fiscal year 2007, no stock or options were granted by the company to its executive officers or other employees.

e. Redecard sponsors the Credicard Retirement and Supplementary Pension Plans, maintained by "CITIPREVI - Entidade Fechada de Previdência Complementar", a closed private pension entity. Redecard is not the only sponsor of these plans, but there is no joint liability, meaning that the costing and assets of the schemes to which Redecard has adhered are kept totally separate from the figures for the other sponsors.

Redecard is responsible for 100% of the cost of the retirement benefit scheme provided to its employees, under the defined benefit format (Credicard Retirement Plan - Sponsor: Redecard). Furthermore, it pays 50% of the contributions towards an optional retirement benefit scheme for its employees, under the defined contribution format (Credicard Supplementary Pension Plan - Sponsor: Redecard). Employees may choose to participate in both, neither or just one of the schemes.

The benefit schemes are actuarially appraised at the end of each fiscal year, in order to verify whether the contribution rates are sufficient to accumulate the reserves necessary to cover their present and future commitments. CITIPREVI is a closed private supplementary pension entity set up in accordance with the provisions of Complementary Law n° 109, of May 29, 2001, with a legal status quite distinct from those of its sponsors.

The actuarial reports were prepared by Mercer Human Resource Consulting Ltda. The actuarial premises adopted for the calculations were the following:

11.01 - NOTES

Premises	Dec.31, 2007	Dec.31, 2006
Nominal discount rate for actuarial liabilities	10.25%	10.25%
Expected nominal rate of return on the plans' assets	12.50%	12.50%
Estimated long term inflation rate (basis for determining the above nominal rates)	4.00%	4.00%
Wage increase	6.00%	6.00%
General mortality biometric chart	AT83	UP94
Onset of disability biometric chart	Mercer disability	Mercer disability
Chart of expected turnover	Mercer service	Mercer service

The base-date for the plans' assets is November 30, 2007 and the figures are then developed up to December 31, 2007. The individual registration data utilized is for July 31, 2007, and has been forecast up to December 31, 2007.

There follows a reconciliation of the recognized assets and liabilities, at the dates shown, with figures in thousands of reais:

Item		Dec.31, 2007	Dec.31, 2006
Present value of the secured actuarial liabilities	(+)	39,272	35,408
Fair value of the plan's assets	(-)	(45,190)	(35,505)
Present value of the liabilities less the fair value of the assets	L/(A)	(5,918)	(97)
a) unrecognized actuarial (gains) / losses	(G)/L	(5,210)	-
(=) Net actuarial liabilities / (assets) to be accrued	(=)	(707)	(97)

A statement of the changes in net actuarial liabilities / (assets) is shown below:

11.01 - NOTES

Item		Dec.31, 2007	Dec.31, 2006
Net actuarial liabilities / (assets) at the beginning of the year	(+)	(97)	-
Expenses (Income) recognized in the previous year's income statement	(+)	1,813	-
Contributions from the sponsor paid in during the year	(-)	2,423	-
Impact of a reduction in the cost of the benefit scheme	(+)	-	-
Impact of advance payments to the benefit scheme	(+)	-	-
Net actuarial liabilities / (assets) at the end of the year	(=)	(707)	-

The amount of the actuarial (gains) / losses shown in the reconciliation of the assets and liabilities, to the sum of R$ (5,210), is comprised as follows:

Item	Dec.31, 2007	Dec.31, 2006
(Gain) / Loss on actuarial liabilities	(2,010)	-
(Gain) / Loss on the plans' assets	(3,200)	-
(Gain) / Loss at the end of the year	(5,210)	-

There is no shortage of reserves for the plans and there are also no outstanding liabilities.

The surpluses have not been recorded as assets by the company, as the management understands that there is no clear indication that these surpluses, though assets, will be used to effectively reduce the company's future contributions to these plans. The company has not any provisions in its by-laws for commitments in relation to asset shortfalls.

f. The management is studying the potential impact on the financial statements of the approval of Law nº 11,638/07, which alters certain provisions of Law nº 6,404/07. Based on a preliminary assessment, the management does not expect there to be a need for any significant adjustments to the company's assets/results.

CONTENTS

END